UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-16463
PEABODY WESTERN-UMWA 401(K) PLAN

Full title of the plan
PEABODY ENERGY CORPORATION
701 Market Street, St. Louis, Missouri 63101-1826

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Exhibit 23 — Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Defined Contribution Administrative Committee
We have audited the accompanying statements of net assets available for benefits of Peabody Western-UMWA 401(k) Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
St. Louis, Missouri
June 12, 2006

Peabody Western-UMWA 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2005	2004

Assets:
Investments, at fair value:
Investments in mutual funds	$9,509,459	$9,137,353
Investment in Peabody Energy Stock Fund	550,492	79,091
Participant notes receivable	557,747	510,430

Net assets available for benefits	$10,617,698	$9,726,874

See accompanying notes.

Peabody Western-UMWA 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2005	2004

Additions:
Interest and dividends	$457,261	$153,457
Net realized and unrealized appreciation of investments	452,931	948,544

Net investment income	910,192	1,102,001

Contributions:
Employee	1,055,987	1,056,450
Employer	6,146	9,329

Total contributions	1,062,133	1,065,779

Total additions	1,972,325	2,167,780

Deductions:
Withdrawals by participants	(1,079,501)	(858,906)
Administrative expenses	(2,000)	(2,100)

Total deductions	(1,081,501)	(861,006)

Net increase in net assets available for benefits	890,824	1,306,774
Net assets available for benefits at beginning of year	9,726,874	8,420,100

Net assets available for benefits at end of year	$10,617,698	$9,726,874

See accompanying notes.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
Years Ended December 31, 2005 and 2004
1. Description of the Plan
The following description of the Peabody Western-UMWA 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan and participation in the Plan is voluntary. Employees of Peabody Western Coal Company, Big Sky Coal Company, and Seneca Coal Company (collectively, the “Employers”) who are members of the United Mine Workers of America (“UMWA”) collective bargaining unit covered by the Western Surface Agreement are eligible for participation in the Plan on the effective date of the Plan or on the date of their employment. The Plan excludes employees who are members of a collective bargaining unit other than the UMWA covered by the Western Surface Agreement, nonresident aliens with no U.S. source of income, and leased employees. The Employers are indirect, wholly-owned subsidiaries of Peabody Energy Corporation (“Peabody”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Plan allows participants to invest in a selection of mutual funds and the Peabody Energy Stock Fund. All investments in the Plan are participant-directed.
Contributions
Each year participants may contribute on a pre-tax basis any whole percentage from 2% to 50% of eligible compensation, as defined in the Plan. Participants may rollover account balances from other qualified defined benefit or defined contribution plans. Additionally, participants may defer the cash equivalent of up to 10 employee benefit days per calendar year. The Employers make matching contributions to the Plan on behalf of all qualified participants. The amount of matching contributions for each qualified participant is 25% of the cash equivalent of employee benefit days that a participant defers.
Participants direct the investment of employee and employer matching contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the Internal Revenue Service (“IRS”).
In the calendar year that a participant is age 50 or older and each year thereafter, certain participants are permitted to make catch-up contributions to the Plan. These participants

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
1. Description of the Plan (continued)
are able to contribute amounts in excess of the maximum otherwise permitted by the Plan, subject to certain limitations.
Vesting
Employer and participant contributions are immediately vested 100% at the time of contribution.
Participant Loans
Participants may borrow up to 50% of their vested account balance subject to minimum and maximum amounts of $1,000 and $50,000, respectively, with the maximum amount reduced by the highest principal amount outstanding in the last 12 months, if applicable. The loan is secured by the balance in the participant’s account and bears interest at the prime interest rate as published in The Wall Street Journal on the first business day of the month in which the loan was made, plus an additional 1%. Principal and interest are paid ratably through payroll deductions. Only one loan may be outstanding at a time.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the employer contributions, and plan earnings. The benefit to which a participant is entitled is the vested balance of the participant’s account.
Payment of Benefits
Participants are eligible for distribution of their entire account balance upon death, disability, or termination of employment. Participants may elect to receive their distribution as either a lump-sum payment or as installments in certain circumstances, as defined in the Plan. Participants may also elect to transfer their account balance into an individual retirement account or another qualified plan.
Participants who have attained the age of 59 1/2 have the right to receive a partial or full distribution of their account balance upon request. Withdrawals in cases of hardship are also permitted as defined in the Plan.
Plan Termination
The Plan could be terminated through the collective bargaining process, subject to the provisions of ERISA. Participants’ accounts remain fully vested upon termination of the Plan. Currently, the Employers have no intention to terminate the Plan.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
1. Description of the Plan (continued)
Administrative Expenses
All significant administrative expenses of the Plan, including recordkeeping and trustee fees, are paid by the Employers. Participants are required to pay their own loan fees.
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared using the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Value of Investments and Income Recognition
The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The stock fund is valued at the year-end unit closing price (comprised of the year-end market price plus uninvested cash position, if any). Participant loans are valued at cost, which approximates market value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Payment of Benefits
Benefits are recorded when paid.
3. Related Party Transactions
The Plan invests in shares of mutual funds managed by an affiliate of its trustee, Vanguard Fiduciary Trust Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the “Code”), as amended. The Plan also invests in Peabody stock, through the Peabody Energy Stock Fund, which is a permitted party-in-interest transaction .

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
4. Investments
The Plan’s investments, including those purchased, sold or held during the year, appreciated in fair value as determined by quoted market prices as follows:

	Years ended December 31,
	2005	2004

Mutual funds	$269,773	$914,915
Peabody Energy Stock Fund	183,158	33,629

	$452,931	$948,544

Investments representing 5% or more of the fair value of the Plan’s net assets were as follows:

	December 31,
	2005	2004

Mutual funds:
Vanguard Explorer Fund	$2,073,674	$2,050,822
Vanguard International Growth Fund	988,893	817,279
Vanguard LifeStrategy Moderate Growth Fund	744,997	716,822
Vanguard Prime Money Market Fund	873,924	962,038
Vanguard PRIMECAP Fund	1,934,704	1,892,801
Vanguard Total Bond Market Index Fund	685,632	685,787
Vanguard Windsor II Fund	1,642,177	1,481,060
Peabody Energy Stock Fund	550,492	—
5. Income Tax Status
The Plan received a determination letter from the IRS dated March 3, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan’s sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule
Peabody Western-UMWA 401(k) Plan
Employer ID #86-0766626
Plan #001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

Identity of Issue	Description of Investment Type	Current Value

Vanguard Explorer Fund*	27,608 shares of mutual fund	$2,073,674
Vanguard International Growth Fund*	47,090 shares of mutual fund	988,893
Vanguard LifeStrategy Conservative Growth Fund*	7,407 shares of mutual fund	114,727
Vanguard LifeStrategy Growth Fund*	15,542 shares of mutual fund	326,374
Vanguard LifeStrategy Income Fund*	9,218 shares of mutual fund	124,357
Vanguard LifeStrategy Moderate Growth Fund*	40,336 shares of mutual fund	744,997
Vanguard Prime Money Market Fund*	873,924 shares of mutual fund	873,924
Vanguard PRIMECAP Fund*	29,623 shares of mutual fund	1,934,704
Vanguard Total Bond Market Index Fund*	68,154 shares of mutual fund	685,632
Vanguard Windsor II Fund*	52,415 shares of mutual fund	1,642,177
Peabody Energy Stock Fund*	8,008 units of stock fund	550,492
Various participants*	Participant loans, interest rates
	from 5.0% to 8.5%, maturities
	through November 25, 2015	557,747

		$10,617,698

*	Parties-in-interest.

SIGNATURES
Peabody Western-UMWA 401(k) Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peabody Western-UMWA 401(k) Plan

Date: June 27, 2006	By:	/s/ SHARON D. FIEHLER

Sharon D. Fiehler
Peabody Energy Corporation
Executive Vice President of
Human Resources and Administration

EXHIBIT INDEX
The exhibits below are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
No.	Description of Exhibit
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm